UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2025

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

26 Ben Gurion Street

Ramat Gan 5257346 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

The press release attached hereto as Exhibit 99.1 is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-227753, 333-271384 and 333-278525) and Form F-3 (File Nos. 333-236064, 333-274316, 333-262055, 333-276000 and 333-281872), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On December 26, 2025, Can-Fite BioPharma Ltd. issued a press release entitled “Can-Fite Granted Brazilian Patent for Treatment of Sexual Dysfunction.” A copy of this press release is furnished herewith as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated December 26, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2025	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Executive Officer and Chief Financial Officer

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